Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-231146

Supplement, dated November 11, 2021
to Prospectus Supplement, dated May 16, 2019

(to Prospectus, dated April 30, 2019)

Up to 9,500,000 Shares

Common Stock

This supplement (this “Supplement”) contains information which amends, supplements or modifies certain information contained in the prospectus of Main Street Capital Corporation (the “Company”) dated April 30, 2019 (the “Prospectus”), as supplemented by the prospectus supplement dated May 16, 2019 (including any documents incorporated by reference therein, the “Original Prospectus Supplement”), as further supplemented by those prospectus supplements dated August 15, 2019 and August 13, 2020 (together with the Original Prospectus Supplement, the “Prospectus Supplement”) and from time to time including hereby, relating to the offer and sale of up to 9,500,000 shares of the Company’s common stock, par value $0.01 per share , from time to time (i) through the Sales Agents in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act, including sales made directly on the NYSE or similar securities exchange or sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices or (ii) directly to one or more of the Sales Agents, as principal for its own respective account, at a price agreed upon at the time of sale (the “ATM Program”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect that the Company has entered into an equity distribution agreement, dated November 11, 2021, with SMBC Nikko Securities America, Inc. to add SMBC Nikko Securities America, Inc. as an additional agent under the ATM Program on the same terms as (i) the Company’s equity distribution agreements, dated May 16, 2019 and as amended from time to time, with each of Truist Securities, Inc., RBC Capital Markets, LLC and Raymond James & Associates, Inc. and (ii) the Company’s equity distribution agreement, dated August 15, 2019 and as amended from time to time, with Comerica Securities, Inc. Accordingly, each reference to the term “Sales Agent” or “Sales Agents” in the Prospectus Supplement is hereby amended to include SMBC Nikko Securities America, Inc.

In addition, similar to the other Sales Agents, SMBC Nikko Securities America, Inc. or its affiliates act as a lender under our Credit Facility. Certain of the net proceeds from the sale of our common stock, not including selling compensation, may be paid to SMBC Nikko Securities America, Inc., the other Sales Agents and/or their affiliates in connection with the repayment of debt owed under our Credit Facility. As a result, SMBC Nikko Securities America, Inc., the other Sales Agents and/or their affiliates may receive more than 5% of the net proceeds of this offering, not including selling compensation.

The address of SMBC Nikko Securities America, Inc. is 277 Park Avenue, 5th Floor, New York, New York 10172.

Investing in our common stock involves a high degree of risk and should be considered highly speculative. See “Risk Factors” beginning on page S-9 of the Original Prospectus Supplement and page 11 of the accompanying Prospectus, in our most recently filed Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 and under similar headings in the other documents that we file with the SEC on or after the date hereof and that are incorporated by reference into the Prospectus Supplement and the accompanying Prospectus, as further supplemented from time to time, before investing in our common stock.